

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17ᵗʰ Ave SW
Calgary Alberta T2T 0A7, Canada

> **Re:** **Guru Health Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 20, 2011**
> **File No. 333-168037**

Dear Ms. Gillis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated December 21, 2010, in which you discuss the definition of a blank check company, however it does not appear that you have provided us with an explanation as to why you believe the definition of a blank check company does not apply to you. Please provide us with an explanation of why you are not a blank check company, and address in your analysis whether you intend to engage in a merger or acquisition, whether you believe you have a specific business plan, why you believe you have a specific business plan, and why your lack of customers and lack of a supplier agreement that requires you to make purchases do not indicate that you do not have a specific business plan. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Please note that, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule

419." See Security Act Release No. 33-6932 (April 28, 2992).

In addition, as previously requested, please revise the disclosure in your filing to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Risk Factors, page 8

We are solely dependent…, page 8

2. We note your statement that raising $40,000 "will likely enable [you], after paying the expenses of this offering, to begin the process of developing [y]our website and marketing strategy," which suggests that you will pay the expenses of this offering from the funds that you intend to raise in this offering. However, elsewhere you state that the expenses of this offering will be paid from current assets of the company. Please advise or revise.

Management's Discussion and Analysis or Plan of Operation, page 18

3. We note your response to comment nine in our letter dated December 21, 2010 and your statement that you have revised your disclosure to describe the circumstances in which EAS Canada could close your account and make it so that you cannot purchase, market, and sell its products. However, we cannot locate these revisions in your filing. Please revise your disclosure to describe under what circumstances, if any, EAS Canada may close your account and cease providing you with the ability to purchase, market, and distribute their products.

Commence Operations, page 20

4. We note your response to comment 11 in our letter dated December 21, 2010 and the related revisions to your filing. Please explain the bases for your statements that CLA is a "naturally occurring free fatty acid found mainly in meat and dairy products in small amounts" and Pro Science Creatine is a "100% pure powder form of creatine." In this regard, we note that we cannot find this information in the website links provided in your filing. Also, please revise your disclosure to indicate whether the four products listed on page 21 are the only products you plan to offer on your website, the principal products you plan to offer on your website, or otherwise.

Executive Compensation, page 28

5. We note your disclosure that, if you complete your entire offering, you will pay Vanessa Gillis $15,000 for the fiscal year ended May 31, 2011 and that if you raise only $20,000, you will pay Ms. Gillis $6,500, however these amounts differ from the

amounts listed under "Salary" in the offering proceeds tables on pages 12 and 19. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: William M. Aul